ALTAIR INTERNATIONAL CORP.

Conjunto Sierra Morena Casa D9, Tumbaco, Ecuador, Tel. (702) 605-0043

September 24, 2013

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Altair International Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 30, 2013

File No. 333-190235

Dear Mr. Scott Anderegg:

Altair International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated September 24, 2013 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on August 30, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Summary Financial Information, page 6

1. Your disclosure of total expenses and net loss from inception to June 30, 2013 of $6,568 is not consistent with the amount reported on the Statement of Operations of $6,649. Please explain or revise. We also noted disclosure throughout the document indicated a net loss from inception through June 30, 2013 of $6,568. For instance see pages 5, 18, and 21. Please ensure your disclosure throughout the document is consistent with the amount reported in your financials.

Our response: We have revised our disclosure throughout the document and it is consistent with the amount reported in our financials.

 Dilution, page 12

2. It appears you have a negative tangible book value as of June 30, 2013. Please explain how you calculated a net tangible book value per share before the offering of $0 or revise. Please consider the impact for each benchmark (100%, 75% and 50%) on the increase to present stockholders in net tangible book value per share and the disclosure on pages 12 through 14.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at altairinternationalcorp@gmail.com.

Thank you.

Sincerely,

/S/ Homero Giovanni Penaherrera Zavala

Homero Giovanni Penaherrera Zavala, President